Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address jgallant@graubard.com

September 8, 2014

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harmony Acquisition Corp.
Registration Statement on Form S-1
Filed July 9, 2014
File No. 333-197330

Dear Mr. Mancuso:

On behalf of Harmony Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 5, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Tom Jones.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Cover

1.	Please limit your prospectus cover to one page as required by Regulation S-K Item 501(b). Ensure that your revised cover complies with the requirements of Rule 421. For guidance, please refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on the Commission’s website, particularly sample comments 17, 21 and 22 at the end of that Bulletin.

We respectfully advise the Staff that the prospectus cover page was previously limited to one page as required by Regulation S-K Item 501(b). Accordingly, we have not revised the disclosure on the cover page of the prospectus in response to this comment.

Securities and Exchange Commission

September 8, 2014

2.	Please reconcile your reference to the ten business days in the sixth paragraph of the prospectus cover with your reference to the 90th day in the second paragraph of Note 3 on page F-10.

We have revised the disclosure on page F-10 of the Registration Statement to reconcile the above-referenced discrepancy as requested.

Prospectus Summary, page 1

3.	If the 24-month period for you to complete an acquisition can be extended by shareholder vote, please highlight this issue in the prospectus summary, and explain in an appropriate risk factor.

We have revised the disclosure on pages 1 and 13 of the Registration Statement as requested.

4.	Where you refer to the $10 conversion and liquidation price in the summary, please briefly highlight how that amount could decrease by $0.04 as mentioned on page 70.

We have revised the disclosure on pages 8 and 11 of the Registration Statement as requested.

5.	We note your disclosure in the last full paragraph on page 1 that Nasdaq rules require you to satisfy the 80% test. We also note your disclosure on your prospectus cover that you cannot assure investors that your securities will continue to be listed on the Nasdaq. With a view toward clarified disclosure, please tell us what requires you to satisfy the 80% test if your securities are not listed on the Nasdaq.

If the Company is delisted from Nasdaq after this offering, it would not be required to satisfy the 80% test. We have revised the disclosure on pages 1 and 19 of the Registration Statement to clarify this point.

Private Placements, page 2

6.	We note your reference in the first paragraph here and in the last paragraph on page 33 to 20% of your outstanding common shares. Please clarify whether you consider the common shares underlying the units sold in this offering to be outstanding for purposes of this calculation. Also please clarify your reference to the exclusion of the private units; are those units excluded from both the numerator and denominator of the 20% calculations? After your address this comment, please ensure that your references to 20% are consistent with the 22.3% disclosed at the bottom of page 67.

We have revised the disclosure on pages 22, 33, 68 and 69 of the Registration Statement as requested.

Securities and Exchange Commission

September 8, 2014

7.	Please provide us your analysis of how the offer and sale of the private and public units is consistent with Regulation M. Ensure that your response addresses:

●	Rule 104.
●	How the officers and directors as affiliated purchasers for purposes of Rule 102 will be able to purchase the securities in the unregistered transaction consistent with Regulation M (1) while the registered offering is occurring and (2) in the subsequent unregistered transaction in connection with the possible exercise of the overallotment option.
●	Whether the underwriters could become “initial stockholders” for purposes of participation in the unregistered transaction or are connected in any way with the unregistered transaction.

Cite in your response all authority on which you rely.

As disclosed in the Registration Statement, the Company’s initial stockholders have committed that they, and/or their designees, will purchase on a private placement basis (i) to take place simultaneously with the initial public offering, an aggregate of 375,000 units at a price of $10.00 per unit and (ii) to take place simultaneously with the closing of any exercise of the underwriters’ over-allotment option, up to a maximum of 37,500 units at a price of $10.00 per unit. The underwriters are not participating or connected in any way with the private placement.

Notably, the holders of private units are not entitled to convert the private shares underlying the private units into the right to receive funds from the trust account in connection with an initial business combination and are not entitled to receive funds from the trust account upon liquidation.

The Company has committed in the Registration Statement to place $100,000,000 (or $115,000,000 if the over-allotment option is exercised in full), or $10.00 per public share, in the trust account immediately upon consummation of the initial public offering. However, as noted under “Use of Proceeds” on page 29 of the Registration Statement, the Company’s initial public offering will result in net proceeds of only $97,000,000 (or $111,625,000 if the over-allotment option is exercised in full). $3,000,000 (or $3,375,000 if the over-allotment option is exercised in full) of the public offering proceeds are reserved to pay for offering expenses and $750,000 will be held outside of the trust to be used to fund the Company’s activities in connection with identifying and completing its initial business combination. Therefore, without the private placements, the Company would have a shortfall. The funds raised through the private placements cover the shortfall, and enable the Company to satisfy its commitment to the public stockholders to place at least approximately $10.00 per public share in the trust account.

The private placements involving the Company’s initial stockholders will not violate Rules 101 or 102 of Regulation M because (a) such purchases will be made prior to the “restricted period” or alternatively, (b) such purchases are part of a private placement offering that is concurrent with the Company’s initial public offering and thus falls within the Staff guidance found in Staff Legal Bulletin No. 9, “Frequently Asked Questions regarding Regulation M” (“Regulation M FAQ”) regarding concurrent distributions.

Securities and Exchange Commission

September 8, 2014

Rule 101(a) makes it unlawful, in connection with a distribution, “for a distribution participant or an affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.” Rule 102(a) makes it unlawful, in connection with a distribution effected by or on behalf of an issuer or selling security holder, “for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.” Pursuant to Rule 100, the restricted period for the Company will begin generally five business days prior to the determination of the offering price (except for additional distribution participants who become distribution participants after the offering price is determined). The Company entered into subscription agreements with its initial stockholders to evidence the above purchase commitment more than five business days prior to the filing of the Registration Statement. Upon entering into the subscription agreements, the private unit purchasers no longer have the ability to withdraw their commitment. Such commitment is conditioned only on the consummation of the initial public offering, and closing of any amount of the underwriters’ over-allotment option. Pursuant to Section 3(a)(13) of the Securities Exchange Act of 1934 (“Exchange Act”) which defines a “purchase” to include “any contract to buy, purchase or otherwise acquire a security,” entering into such subscription agreements constituted a purchase and therefore, the purchases of the private units will not occur during the restricted period.

Alternatively, in the event the Staff takes the position the “purchase” of the private placements occurs at the consummation of such offering (i.e., concurrent with the closing of the initial public offering, or the exercise of the over-allotment option), then the Company asserts that the private placement offering and initial public offering are concurrent distributions covered by the Staff’s Regulation M FAQ. According to the Staff’s guidance in the Regulation M FAQ, the Staff does not believe “that solicitation activity qualifying for the Rule 101(b)(9) and Rule 102(b)(5) exceptions necessarily creates an impermissible inducement to purchase in a concurrent distribution. Therefore, absent additional factors, bona fide offers to sell or the solicitation of offers to buy the securities being distributed in one distribution would not be impermissible inducements with respect to a concurrent distribution.” Here, the Company has made bona fide offers to sell its securities in a private placement taking place concurrently with, but separately from, the initial public offering. In accordance with the Staff’s guidance discussed above, such offers are not impermissible inducements with respect to the Company’s initial public offering; and conversely, efforts to sell securities in the initial public offering do not constitute impermissible inducements with respect to the Company’s concurrent private placement. The Company also notes that the private placements in the instant case will not have any effect on the market price of the securities being offered in the initial public offering and will be fully disclosed to potential investors in the public offering in the prospectus. Based on all of the foregoing, the Company believes the private placements do not violate Rules 101 or 102 of Regulation M.

Securities and Exchange Commission

September 8, 2014

Likewise, the private placements involving the Company’s initial stockholders will not violate Rule 104 because such purchases have neither the purpose or effect of stabilizing the price of the Company’s securities, reducing a short position or reclaiming a selling concession from a syndicate member in connection with the proposed initial public offering. Rule 104 of Regulation M governs stabilization activities. Rule 104(a) provides that “[i]t shall be unlawful for any person, directly or indirectly, to stabilize, to effect any syndicate covering transaction, or to impose a penalty bid, in connection with an offering of any security, in contravention of the provisions of this section.” Rule 100 of Regulation M defines (a) “stabilizing” as “the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing, or maintaining the price of a security[;]” (b) “syndicate covering transaction” as “the placing of any bid or the effecting of any purchase on behalf of the sole distributor or the underwriting syndicate or group to reduce a short position created in connection with the offering[;]” and (c) “penalty bid” as “an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with an offering when the securities originally sold by the syndicate member are purchased in syndicate covering transactions.”

As disclosed in the Registration Statement and explained in detail above, the purpose of the private placements is to place $10.00 per public share into the trust account. Moreover, the private placements are not expected or intended to have any effect on the market price of the Company’s units since these private transactions will not be reported to an effective transaction reporting plan and disseminated to the public. Accordingly, the private placements have neither the intent nor effect of stabilizing in connection with the public offering. Moreover, because the underwriters are not participating in the private placement, the private units cannot be used by the underwriters to reduce any short position pursuant to the Underwriting Agreement, nor can they be used as syndicate covering transactions, and therefore, may not be part of an arrangement used to reclaim selling concessions from syndicate members. Based on all of the foregoing, the Company believes the private placements do not violate Rule 104 of Regulation M.

Securities offered, page 4

8.	We note the second paragraph of this subsection.

●	It is unclear why you believe investors would find attractive deferring receipt of 10% the offered shares until you consummate a business combination. With a view toward clarified disclosure, please tell us the benefit to shareholders of deferring the receipt of the additional shares for which they are providing all consideration now. If a significant purpose of this structure is to create an incentive for investors to vote in favor of whatever business combination you propose in the future, please say so clearly and directly.

Securities and Exchange Commission

September 8, 2014

●	Please balance your statement regarding reducing the number of shares you would be obligated to issue to highlight that your structure does not permit you to receive additional funds like you would receive upon exercise of a warrant.

●	Your disclosure suggests that you believe that most “similarly structured blank check offerings” include a unit that includes a warrant entitling the investor to acquire one full share for each share included in the unit. Please provide us support for your belief.

With respect to the first bullet of the Staff’s comment, as indicated on page 4 of the Registration Statement, the Company believes that the benefit to investors of this unit structure is that it will make the Company a more attractive merger partner for target businesses as its capitalization will be simpler without warrants present, as they are in other similarly structured blank check companies. Furthermore, because the number of shares ordinarily issuable upon exercise of the warrants found in the typical structure of other blank check initial public offerings is lessened in the Company’s case (since such warrants most often entitle the holder to receive at least a half of a share as opposed to the one-tenth of a share the rights entitle a holder to receive), although not completely eliminated, the Company’s management believes it will be viewed more favorably by potential target companies when determining which company to engage in a business combination with. The Company does not believe that its unit structure provides an investor with any greater incentive to vote in favor of whatever business combination is proposed in the future compared to a unit structure with a warrant included. Accordingly, the Company has not revised the disclosure in the Registration Statement in response to this portion of the Staff’s comment.

With respect to the second bullet of the Staff’s comment, we have revised the disclosure on pages 4 and 44 of the Registration Statement as requested.

With respect to the third bullet of the Staff’s comment, the above-referenced statement is based on the fact that Graubard Miller, the Company’s counsel, has served as either issuer or underwriter counsel in over 80 similarly structured blank check company offerings and in approximately 70 of those offerings, the unit structure included at least one warrant to acquire one full share.

Securities and Exchange Commission

September 8, 2014

Stockholder approval, page 7

9.	Please tell whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with the stockholder vote on a proposed business combination even if you do not maintain your Nasdaq listing and Exchange Act registration. If so, please tell us what document requires you to do so and whether that document can be changed.

The Company intends to follow the substantive and procedural requirements of Regulation 14A in connection with the stockholder vote on a proposed business combination even if it does not maintain its Nasdaq listing and Exchange Act registration. Such requirement will be included in the Company’s amended and restated certificate of incorporation. Although it is possible that the certificate of incorporation could be amended to change this requirement, the Company’s officers and directors have agreed not to propose any such amendment without providing dissenting public stockholders with the opportunity to convert their public shares in connection with any such vote. Accordingly, we respectfully do not view this possible scenario as a risk to investors.

10.	We note that you will distribute a pro rata share of the amount in the trust less any taxes due. We also note your disclosure like on page 6 that suggests that all interest may be released to you. With a view toward clarified disclosure, please tell us whether investors could receive less than $10 per share from the trust upon conversion if all of the interest has been released before the conversion and all taxes have not yet been paid.

The trust agreement governing the release of interest to the Company for its working capital requirements provides that the Company will not be allowed to withdraw interest income earned on the trust account unless there is an amount of interest income available in the trust account sufficient to pay the Company’s tax obligations on such interest income or otherwise then due at that time. As a result, investors will not receive less than $10.00 per share from the trust due to the Company withdrawing interest from the trust account.

11.	We note you disclosure that approval of the business combination requires approval of a majority of outstanding shares. Given the shares that are intended to be subject to an agreement to vote in favor of the transaction, please disclose the percentage of the shares offered in this registered transaction that must vote in favor of the transaction in order for it to be approved.

We have revised the disclosure on pages 8 and 48 of the Registration Statement as requested.

12.	Please tell us whether the purchases mentioned in the last sentence of this section could occur before you distribute the definitive proxy statement related to the business combination.

It is possible that the above-referenced purchases could take place prior to distribution of the definitive proxy statement related to a proposed business combination. However, as indicated in the Registration Statement, no purchases would be made if such purchases would violate Section 9(a)(2) or Rule 10b-5 of the Securities Exchange Act of 1934, as amended.

Securities and Exchange Commission

September 8, 2014

Conversion rights, page 8

13.	Please briefly highlight in this section, if true, that the potential target could require you to significantly limit the number of shares that could be converted. Also highlight how your obligation to retain $5,000,001 and the obligation to pay the deferred underwriting discount affects the number of shares that can convert.

We have revised the disclosure on page 9 of the Registration Statement as requested.

14.	Please clarify whether third paragraph of this section applies only to shares that investors are seeking to convert. Also, please highlight the purpose of requiring such shares to be tendered.
We have revised the disclosure on page 9 of the Registration Statement as requested.

Liquidation, page 9

15.	In an appropriate section of your prospectus, please clarify who receives your funds not held in the trust in the event of liquidation.

We respectfully direct the Staff to the following disclosure located on page 51 of the Registration Statement (emphasis added):

“We will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount then held in the trust account, inclusive of any interest not previously released to us, plus any remaining net assets (subject to our obligations under Delaware law to provide for claims of creditors as described below).”

Accordingly, we respectfully do not believe any revision to the disclosure in the Registration Statement is necessary.

16.	Please reconcile the first paragraph on page 10 with the last sentence on page 49. Also, add any appropriate risk factors.

We have revised the disclosure on pages 50 and F-8 of the Registration Statement to make such disclosure consistent with the disclosure on page 10 as requested. We respectfully believe that no risk factor disclosure is necessary as a result of our revisions to pages 50 and F-8 of the Registration Statement.

Securities and Exchange Commission

September 8, 2014

Summary Financial Data, page 12

17.	Please revise to include all of the information required by Item 301 of Regulation S-K, including income (loss) from continuing operations and income (loss) from continuing operations per common share.
We have revised the disclosure on page 12 of the Registration Statement as requested.
18.	Please revise the disclosures on page 12 and in the Capitalization table on page 36 to clarify why the proceeds of the offering are included in the “as adjusted” column. For example, disclose the nature of the offering as a firm commitment.

We have revised the disclosure on pages 12 and 36 of the Registration Statement as requested.

We may require stockholders who wish to convert their shares, page 21

19.	You disclose here that you might require stockholders to tender certificates or deliver shares electronically. If you can chose which of these options to demand, please provide us your analysis of whether the choice to require delivery of certificates effectively eliminates investors’ ability to convert their shares into cash given the amount of time required for physical delivery of stock certificates. Address in your response any obligations you have to provide investors a minimum amount of time to determine whether to exercise their rights to convert their shares into cash.

We have revised the disclosure on page 21 of the Registration Statement to clarify that the choice of how a holder tenders his, her or its shares would be at such holder’s option. We have also revised the disclosure on page 49 of the Registration Statement to set forth the minimum amount of time investors will be provided with to determine whether to exercise their conversion rights as requested.

We are an “emerging growth company,” page 26

20.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, we will supplementally provide the Staff with any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in this offering. To date, no such written communications or research reports exist.

Securities and Exchange Commission

September 8, 2014

Introduction, page 41

21.	Where you describe the experience of your directors and officers, please include any negative results with equal prominence as positive results. Also, where you present revenue results, please include an appropriate measure of earnings.

With respect to the first part of the Staff’s comment, we respectfully advise the Staff that the negative results of the Company’s officers and directors are already included in the disclosure in the Registration Statement. See, for example, the disclosure on the inability to have the offerings of Symphony Acquisition Corp. and Staccato Acquisition Corp. brought to market.

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 41 as requested.

We Have Not Identified a Target Business, page 44

22.	Please reconcile the statement here that you “will have virtually unrestricted flexibility in identifying and selecting” a target business with the fact that your directors and officers have fiduciary duties to present certain opportunities to other entities first, as disclosed on page 65 and elsewhere in your filing.

We have revised the disclosure on page 44 of the Registration Statement to reconcile the above-referenced statement as requested.

Conversion Rights, page 48

23.	The last sentence of the fifth paragraph of this section indicates that you may require stockholders to exercise conversion rights before a consummation of the proposed business transaction. With a view toward clarified disclosure, please tell us under what circumstances the stockholders can exercise conversion rights after the proposed business combination.

Under no circumstances can stockholders exercise conversion rights after the proposed business combination. We have revised the disclosure on page 49 of the Registration Statement to reflect the foregoing.

Securities and Exchange Commission

September 8, 2014

24.	Please clarify what you mean by the “applicable date” in the penultimate paragraph in this section.

We have revised the disclosure on page 49 of the Registration Statement as requested.

Liquidation, page 49

25.	Refer to the last sentence on page 49. With a view toward clarified disclosure, please tell us whether you are guaranteeing that those who voted against the transaction will receive $10.00 per share while those who voted in favor may receive less due to claims of creditors or otherwise. Also, tell us who will receive the pro rata share of interest that would have been paid to those who voted against the transaction absent the provision mentioned in the last sentence on page 49.

With respect to the first part of the Staff’s comment, the language in the above-referenced sentence indicates that the payment of any redemption amount is “subject in each case to [the Company’s] obligations under Delaware law to provide for claims of creditors.” As a result, we respectfully believe the disclosure makes clear that the redemption amount may be reduced in such event and therefore no guarantee of amounts is being made.

With respect to the second part of the Staff’s comment, we have revised the disclosure in the Registration Statement to clarify that holders that voted against a prior transaction will not be treated differently than a holder that voted in favor of a prior transaction. As a result, we respectfully believe that this portion of the Staff’s comment is no longer applicable.

Amended and Restated Certificate of Incorporation, page 52

26.	We note your statement that you will permit dissenting stockholders to convert their shares in connection with a vote to amend the certificate of incorporation. Please:

●	reconcile this statement with your disclosure in the penultimate paragraph on page 51 that in no circumstances other than a completed business combination or liquidation will stockholders have any right to the trust account.

●	clarify the amount that the stockholders will receive upon conversion in connection with such an amendment. Also clarify when they will receive that amount.

●	clarify whether the 80% test will be based on the balance of the trust account after payment of the conversions in connection with such amendments.

●	tell us whether the protections that you mention in this prospectus other than those included in the bullet list on page 52 can be changed without shareholder vote and the opportunity to convert. If so, please add appropriate risk factors.

Securities and Exchange Commission

September 8, 2014

●	tell us whether any officer or director of the registrant served as an officer or director of any other company formed to enter into a business combination transaction that amended its charter or otherwise revised the terms disclosed in an effective registration statement before completion of the business combination. Tell us the nature of any such changes.

With respect to the first two bullets of the Staff’s comment, we have revised the disclosure on page 52 of the Registration Statement as requested.

With respect to the third bullet of the Staff’s comment, under Nasdaq rules, the target business or businesses that the Company acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account (excluding any deferred underwriters’ fees and taxes payable on the income earned in the trust account) at the time of the execution of the definitive agreement for the business combination. Accordingly, we respectfully believe it is clear that the 80% test is based on the balance of the trust account after payment of the conversions in connection with such amendments to the extent they occur prior to execution of a definitive agreement for the business combination. We therefore have not revised the disclosure in the Registration Statement in response to this portion of the Staff’s comment.

With respect to the fourth bullet of the Staff’s comment, the disclosure in the Registration Statement indicates that the Company will provide holders the right to vote on any amendment to the certificate of incorporation relating to stockholders’ rights or pre-business combination activity and provide dissenting holders with the opportunity to convert their shares. Accordingly, we respectfully believe no risk factor disclosure is necessary and we therefore have not revised the disclosure in response to this portion of the Staff’s comment.

With respect to the fifth bullet of the Staff’s comment, none of the Company’s officers or directors served as an officer or director of any other company formed to enter into a business combination transaction that amended its charter or otherwise revised the terms disclosed in an effective registration statement before completion of the business combination.

Competition, page 52

27.	Refer to the list of items that may not be viewed favorably by the target business. Please provide us your analysis of why you have not included in the list your obligation to pay a deferred underwriting fee of up to 3.0% mentioned in footnote (1) on page 79.

We have revised the disclosure on page 53 of the Registration Statement to include the above-referenced obligation.

Securities and Exchange Commission

September 8, 2014

Comparison to Offerings of Blank Check Companies Subject to Rule 419, page 54

28.	We note your statement on page 56 that you may release “any amounts that [you] may need to pay [y]our tax obligations” from the trust account. Please reconcile this with your disclosure in the second paragraph of page 30 that the interest earned on the funds held in the trust account may be released to you to pay your tax obligations.

We have revised the disclosure on page 57 of the Registration Statement to reconcile the above-referenced statements as requested.

Election to remain an investor, page 55

29.	Please expand the disclosure in the middle column of this row to clarify the amount of time that you are required to give investors to consider whether to elect to convert their shares.

We have revised the disclosure on page 56 of the Registration Statement as requested.

Management, page 57

30.	We note your disclosure on page 58 regarding the experience of Messrs. Schauerman and Schlemm in prior blank check offerings, such as Quartet, Arpeggio and Rhapsody. If their business experience in prior blank check offerings is limited solely to those three companies, revise to remove the implication to the contrary created by your phrase “such as.”

We have revised the disclosure on page 60 of the Registration Statement as requested.

Principal Stockholders, page 67

31.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of Polar Securities Inc.

We have been advised by Polar Securities that no individual or individuals has sole or shared voting and/or dispositive power over the shares held by such entity as no individual stockholder has a sufficient amount of securities to result in such power. Instead, the firm acts through its board of directors. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Securities and Exchange Commission

September 8, 2014

32.	Please show us your calculations demonstrating that the “After Offering” share ownership reflects the forfeiture mentioned in footnote (2) and the unregistered offering mentioned on your prospectus cover.

The above-requested calculation is set forth below:

Name	Amount of Shares Initially Owned	Amount Forfeited	Amount of shares included in Private Units	Total
Eric S. Rosenfeld	2,182,000	(303,000)	50,001	1,929,001
Polar Securities Inc.	231,000	(24,000)	108,333	315,333
DKU 2013, LLC	231,000	(24,000)	108,333	315,333
The K2 Principal Fund L.P.	231,000	(24,000)	108,333	315,333
TOTAL	2,875,000	(375,000)	375,000	2,875,000

33.	Please clarify whether the transferees in the permitted transactions mentioned in the third full paragraph on page 68 will be subject to the agreements mentioned in the first paragraph on page 3. From your revised disclosure, it should be clear whether the insiders, who apparently would be prohibited from proposing a charter amendment, could transfer their shares to others who could propose such changes at the direction of the insider or otherwise.

We have revised the disclosure on page 69 of the Registration Statement to clarify that a transferee will be subject to the agreements mentioned in the first paragraph on page 3 of the Registration Statement as requested.

Description of Securities, page 73

34.	Please provide the disclosure required by Regulation S-K Item 202(a)(5). We note for example the limit on the ability to remove directors in exhibit 3.3.

We have revised the disclosure on page 76 of the Registration Statement as requested.

Rights, page 74

35.	Please describe the material options from which you can choose under the cited statute. Also, add a risk factor to address the penultimate sentence of this section.

We have revised the disclosure on pages 16 and 75 of the Registration Statement as requested.

Securities and Exchange Commission

September 8, 2014

Shares Eligible for Future Sale, page 76

36.	Please reconcile your disclosure in the last sentence of this section that all shares other than those sold in this registered offering will be placed in escrow with your disclosure on page 68 that only the shares outstanding prior to the date of the prospectus will be placed in escrow, while the private shares are merely subject to an agreement not to transfer.

We have revised the disclosure on page 77 of the Registration Statement as requested.

Underwriting, page 78

37.	If the underwriters could take part in either (1) the unregistered offering in connection the initial closing of the registered offering or (2) the subsequent unregistered offering in connection with the exercise of the over-allotment option, please provide us your analysis as to why this transaction is properly characterized as involving a firm commitment underwriting. Address in your response whether the consummation of the registered offering is conditioned or related in any way on fulfillment of the purchase obligations in the unregistered offering.

The underwriters will not take part in either (1) the unregistered offering in connection with the initial closing of the registered offering or (2) the subsequent unregistered offering in connection with the exercise of the over-allotment option.

38.	We note your references to changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

We have revised the disclosure on page 79 of the Registration Statement to confirm that any changes to the offering price to the public and other selling terms relate to after the completion of this offering as requested.

Over-allotment Option, page 78

39.	Please tell us why the 45-day exercise period for the over-allotment option is necessary in connection with this offering.

We respectfully direct the Staff to SEC Interpretations on Rule 415 (Manual of Publicly Available Telephone Interpretations), which states that, “as a matter of administrative practice, the Division staff will permit over-allotment options with terms of up to 45 days to be made without triggering compliance with Rule 415”. As is customary for offerings of this nature, the underwriters wish to have the option to purchase additional shares from the Company for such 45-day period.

Securities and Exchange Commission

September 8, 2014

Commissions and Discounts, page 78

40.	Please provide us your analysis of when the underwriters’ participation in the distribution for purposes of Regulation M will be deemed completed, especially in view of the fact that the underwriters are able to sell the units to securities dealers who may then resell the units to other broker or dealers continuing the “distribution” for purposes of Regulation M.

An underwritten distribution is ordinarily deemed complete when all underwriters have distributed their allocations, and after all investors have confirmed their intent to purchase the securities allocated to them. Clause (3) of Regulation M provides that the distribution ends upon the person’s completion of its participation in the distribution. Pursuant to Rule 100 of Regulation M, the restricted period begins “on the later of five business days prior to the determination of the offering price or such time that a person becomes a distribution participant and ends upon such person’s completion of participation in the distribution”. According to the guidance found in Staff Legal Bulletin No. 9, “Frequently Asked Questions Regarding Regulation M”, for purposes of calculating the beginning of the restricted period under Regulation M, the determination of the offering price occurs when the parties agree on the price, whether or not the agreement is memorialized in writing. A “distribution” is defined under Rule 11 as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”

In this transaction, the underwriter is a distribution participant. Prior to the time at which the distribution would be deemed closed, the underwriter may or may not make a stabilizing bid. The restricted period of the distribution will begin five days prior to the determination of the offering price, which determination will be made at the earliest, five days before pricing, and will end upon consummation of the public offering, after which consummation no additional offers or sales of the Company’s securities may be made by the Company or the underwriters in connection with the public offering. We have revised the disclosure in the Registration Statement on page 78 to reflect that any resale of the units by securities dealers to other brokers or dealers will take place prior to completion of the distribution of the public offering.

In addition, the underwriters’ participation in the overallotment option should not be deemed to continue the distribution of the public offering. According to the guidance found in the Regulation M FAQ, the underwriters’ participation in a distribution is completed when all of the securities have been distributed and after any stabilization arrangements and trading restrictions in connection with the distribution have been terminated. The guidance specifically contemplates the exercise of overallotment options and concludes that “[a] later exercise of an overallotment option does not affect the ‘termination’ of the distribution unless it is exercised for an amount exceeding the syndicate short position at the time of exercise.” In connection with the Company’s public offering and as will be specifically provided in the underwriting agreement, the underwriters’ overallotment option may only be exercised to cover the underwriters’ short position at the time of exercise. It may not be used to offer or sell additional securities of the Company once the public offering has been consummated. Accordingly, and based on the Staff’s Regulation M guidance, a subsequent exercise of the overallotment option should not be deemed to continue the distribution of the Company’s public offering.

Securities and Exchange Commission

September 8, 2014

Regulatory Restrictions on Purchases of Securities, page 80

41.	It is unclear whether you intend to engage in stabilization activities as defined in Rule 100 of Regulation M before the securities are traded on the Nasdaq. If so, please provide us your analysis of how those activities will be consistent with Regulation M.

The Company has been advised that the underwriters do not intend to engage in stabilization activities before the securities are traded on Nasdaq.

42.	Please provide us your analysis of how the unregistered transaction of the “private units” for the stated purpose mentioned on page 30 of “maintain[ing] in the trust account an amount equal . . . common stock sold to the public in this offering” – and in connection with the exercise of the overallotment option that the underwriters themselves control – will not have a manipulative effect. Address in your response how those purchases will be made in accordance with Sections 9(a)(2) and 10(b) of the Exchange Act. Cite all authority on which you rely.

We respectfully do not believe that the transaction involving the private units will have an effect on the market price or have any effect or influence on the trading volume of the securities being offered in the public offering. While it is generally true that the private placements may affect public stockholders’ decisions to buy, hold or sell their common stock, and/or otherwise facilitate the public offering, that does not mean, in and of itself, that the private placements violate Regulation M. As stated in SEC Release 34-38067 (December 20, 1996) (the “Regulation M Adopting Release”), “Regulation M proscribes certain activities that offering participants could use to manipulate the price of an offered security.” Regulation M is intended to proscribe the types of market abuses that are not present in this private placement and public offering. Regulation M is not intended to proscribe private placements to insiders absent manipulative intent simply because such purchases may have the indirect effect of soliciting interest in the offering.

In the Regulation M Adopting Release, the SEC provided in footnote 95 that “Regulation M does not preclude affiliates of an issuer (e.g., officers or directors) from purchasing securities in the offering.” Further, the Reg M FAQ clarifies “that affiliated purchasers of an issuer, a selling security holder, or of a distribution participant may purchase in the distribution, provided that the securities are acquired for investment purposes,” even though these purchases could otherwise be deemed to directly effect the market price of the public securities being offered in the distribution. The Reg M FAQ further goes on to state that “disclosure in the registration statement may be necessary, if information regarding such purchases would be material to investors’ decision to buy in the offering.”

Securities and Exchange Commission

September 8, 2014

Since insiders are expressly allowed, both by the Commission in the Regulation M Adopting Release and by the Staff in the Reg M FAQ, to purchase shares directly in the offering itself, a fortiori, the insiders are permitted to participate by purchasing securities in fully disclosed private placements that are consummated simultaneously with the public offerings. The Commission and the Staff have, through the Regulation M Adopting Release and Reg M FAQ, respectively, explicitly permitted insider purchases, even during the restricted period, as not being the types of abuses that Regulation M is intended to protect against. Further, the purchases by the insiders in the private units, which are disclosed in multiple places throughout the Registration Statement, are clearly being acquired for investment purposes, as evidenced by the insiders’ agreement not to transfer or assign or sell any of the private units or underlying securities (except to certain permitted transferees) until the completion of the initial business combination. In addition, Rule 101(b)(8) of Regulation M provides an exception for “purchases of securities from an issuer…in connection with a distribution, that are not effected on a securities exchange, or through an inter-dealer quotation system or electronic communications network.” For these reasons, we believe the private placements do not violate Regulation M.

Furthermore, we respectfully submit that the underwriters will not have the ability to decide whether to engage in the registered transaction. Once the underwriting agreement is executed, the underwriters will be obligated to purchase the units being sold in the public offering. For the same reason, we do not believe that there is any potential violation of Section 9(a)(2) or 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We also respectfully submit that the private placements are not “distributions” as defined by Regulation M. Furthermore, underwriters in public offerings are never required to close on over-allotments granted in firm commitment underwritten offerings. The underwriter in this offering may determine to exercise its over-allotment option for a variety of reasons unrelated to the private placement. If the over-allotment option is exercised, certain insiders will be obligated to purchase their proportionate share of the up-to 37,500 private units that will be issued for the sole purpose of grossing up the amount held in the trust account to the required per share amount. Whether the over-allotment is exercised or not does not impact the market price of the securities, it only impacts the number of units sold. We do not believe that the underwriter’s ability to determine whether the over-allotment option is exercised in the registered transaction and the affect on the size of the private placement is in violation of Section 9(a)(2) or 10(b) of the Exchange Act because (i) this ability will not create actual or apparent active trading in the public security, nor will it affect the price of the public securities (in fact, the private placement is at the same price as the initial public offering unit price); and (ii) it is not a “manipulative or deceptive device” as it is fully disclosed in the Registration Statement.

Securities and Exchange Commission

September 8, 2014

Other Terms, page 80

43.	Refer to the second sentence of this section. In an appropriate section of your prospectus, please highlight the conflict of interest that the underwriters would have in performing these services given your disclosure that the majority of their compensation for this offering is deferred until completion of your initial business combination.

We respectfully do not believe additional risk factors are appropriate. The underwriter does not currently have any additional role or arrangement with the Company and any subsequent performance of services by underwriter on behalf of the Company in any capacity other than in underwriting this public offering is entirely conditional on future events and wholly within the discretion of the Company and the underwriter. To the extent that the underwriter will agree to perform any other services, and to the extent a potential conflict of interest arises as a result of such a role, we will add appropriate risk factors into the relevant proxy or tender offer documents.

Undertakings, page II-5

44.	We note that you have checked the Rule 415 box on the facing page of this registration statement. Please provide the undertaking required by Regulation S-K Item 512(a)(5)(ii).

We have revised the disclosure on pages II-5 and II-6 of the Registration Statement as requested.

Exhibits

45.	Please note that we may have substantial additional comments after you file all required exhibits.

The Staff’s comment is duly noted.

*************

Securities and Exchange Commission

September 8, 2014

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Eric S. Rosenfeld